Exhibit 99.1

Solarfun Signs 30MW Sales Contract with Martifer Solar

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), an established vertically-integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a subsidiary of Solarfun, has entered into a 30MW sales contract with Martifer Solar Sistemas Solares SA, headquartered in Portugal and a leading solar project developer, installer and producer in Europe.

Under the terms of the agreement, Solarfun has agreed to supply a total of 30MW of PV modules to Martifer Solar at a fixed price to be delivered according to a binding delivery schedule from January 2009 to December 2009.

Solarfun CEO Harold Hoskens commented, “This agreement is one of our largest new contracts to date. We are delighted to be working with Martifer and are excited to begin a long-term relationship with them. This project is particularly important as it will further enhance our presence in regions outside of the mainstream developed solar markets in Europe. We plan to continue to geographically diversify our business to these and other regions in the coming years.”

Henrique Rodrigues, Martifer Solar CEO stated, “We are very happy to be working with Solarfun for the installation of their PV modules in various projects throughout Portugal, Italy, Greece, and other countries in Southern Europe. Solarfun’s strong reputation in the market and their high quality products excite us to begin developing a long-term relationship with their team.”

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

(SOLF-G)

http://www.solarfun.com.cn

About Martifer Solar

Martifer Solar manufactures photovoltaic modules in crystalline silicon. The Company is one of the few companies in the world to develop a vertical integration system in the solar photovoltaic energy sector. Martifer Solar provides services from module manufacturing to project financing, comprising areas such as engineering, manufacturing, distribution, and installation. Martifer Solar is a subsidiary of Martifer Group, a holding company of 120 companies and more than 20 countries, involved in metallic construction, energy equipment, electrical generation, and agriculture and bio fuels.

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s polysilicon supply expectations for 2008 and 2009. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs
V.P. Strategic Planning
Tel: 86 21-6393-8206 / Mobile: 86 138 1612 2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad
Tel: 480-614-3026
phomstad@ChristensenIR.com
or
Roger Hu
Tel: 852 2117 0861
rhu@ChristensenIR.com